FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                           22 July 2003


                             mmO2 plc


                        Wellington Street
                Slough, Berkshire SL1 1YP, England

             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Airwave Rollout sent to the London Stock Exchange on 22 July 2003 press release

PR0332

                          AIRWAVE ROLLOUT ACCELERATES

Released: 22 July 2003


mmO2 today announced that over 4 million calls a month are being made over Airwave, its advanced TETRA-based emergency communications service. The system has been delivered to 16 of the UK's 53 police forces - a figure expected to rise to 20 in the next month - under a GBP2.9bn UK Government contract, the single largest IT project in the UK's public sector.

Around 26,000 police and support staff are using this sophisticated, fully encrypted digital radio system, which is already helping to catch criminals by the simple fact that it cannot be scanned or monitored, will allow the police to communicate seamlessly and securely throughout England, Scotland and Wales.
When rollout is complete in 2005, officers will, for the first time, be able easily to talk to one another, regardless of force boundaries. In addition, their handsets will act as radios, mobile phones and data terminals - enabling officers in the field to access local and national databases, such as the Police National Computer. The key driver behind Airwave has been to help make officers safer, more efficient and more effective - and criminals less so.

Attuned to the Government's plans to enable emergency services to more easily interoperate, O2 Airwave is also bidding for national contracts with the fire and ambulance services and, indeed, already serves one ambulance trust and two fire brigades. The company is also licensed by the DTI to offer Airwave to other public safety users in the UK, of which there are around 100.

Chief executive of mmO2 plc, Peter Erskine, said: "Against a backdrop of increased focus on homeland security, where interoperability between the emergency services is seen as critical, we are investing heavily in the rollout of Airwave. In this financial year alone we are bringing a further 26 police forces onto the system - including the Metropolitan Police later this year - with rollout completion due by the end of 2005."

Peter Richardson, Managing Director of O2 Airwave, concluded: "Airwave is one of the Government's largest procurements, which, by its very nature will give benefit to both local communities and national security. It's a responsibility we take with enormous seriousness and are delighted to report both the ongoing success of the rollout programme and the growing benefits being achieved by the 16 forces that already have the service."


                                     -ends-



Notes to Editors:

What is Airwave?

Airwave is a sophisticated communications system for the emergency and other public safety ('blue light') services.

It will help make Britain safer by facilitating more effective and efficient policing and it offers the opportunity for more 'joined up' public safety services.

The service is being provided to all police forces throughout England, Scotland and Wales as part of a GBP2.9bn UK Government contract. Rollout is due for completion at the end of 2005.

There are currently around 26,000 officers and support staff using Airwave (July 03)

O2 Airwave is part of mmO2 plc. O2 Airwave is responsible for the delivery of the TETRA (Terrestrial Trunked Radio) network. (See 'The Technology' section below).

Key Benefits of Airwave

- For the first time ever, police will have radio coverage wherever they need it - even in radio 'cold spots'. And Airwave filters out background noise - ensuring clearer communications from the noisiest of environments, from motorways or school playgrounds to factories and night-clubs.

- Because all Airwave communications are encrypted, they cannot be scanned or monitored by outsiders, so helping police stay one step ahead of criminals. And, as police forces across the country adopt the service, Airwave will help neighbouring forces communicate seamlessly with one another on the same system for the first time.

- Airwave will also make life on the beat safer for officers. Improved coverage as well as emergency buttons on Airwave handsets enable officers to call for urgent assistance.

- The system's unique, multi-functional handsets double as a digital radio and mobile phone in one - and will also function as data terminals - enabling officers in the field to access local and national databases, including driving license information and records on the Police National Computer. This means that officers will be able to check information where and when they need to - much more quickly than they can at present, and without having to return to the station.

- Because Airwave also offers the option to set up talk groups and enables direct officer-to-officer communications (without the need to route all calls through control centres) it will be of real help at major incidents and emergencies, at which effective communications really can help to save lives.

The Technology

Airwave uses TETRA (Terrestrial Trunked Radio) technology, an international standard for emergency services. As this is a completely new national network for the UK, Airwave is undertaking a major network building programme to provide geographical (as opposed to population) coverage.

Use of Airwave to Date

Airwave has now been delivered to 16 police forces (Lancashire, North Yorkshire, Greater Manchester, Suffolk, West Mercia, Leicestershire, Humberside, Northumbria, Cambridgeshire, Avon and Somerset, Nottinghamshire, Bedfordshire, Gloucestershire, Lincolnshire, Durham and Derbyshire) and has the ability to provide integrated communications to all emergency services.

Use of the system by the British Transport Police follows hard on the heels of Airwave's availability within a particular county.

Status of National Ambulance and Fire Service Bids

The ability for emergency services to be able to communicate with each other seamlessly is currently a key issue for the Government, particularly since the events of 9/11.

Airwave is bidding for national contracts with the fire and ambulance services. A decision on the ambulance contract is due later this year, with a decision on the fire contract expected next year.

However, Airwave is currently in use at Lancashire Fire and Rescue Service, and has recently been bought by Shropshire Fire and Rescue Service. In addition, Hereford and Worcester Ambulance NHS Trust has recently signed-up as the first NHS customer for Airwave. Some of the features the Trust will receive include remote programming of in-vehicle satellite navigation systems, helping the crews to find the most efficient route, and the ability to transmit live ECG information from a patient's side to a consultant at hospital.

mmO2 Contact:                                   O2 Airwave Contact:

David Nicholas                                  Claire Parker
Head of Media Relations                         Press Relations Manager
mmO2 plc                                        O2 Airwave
david.nicholas@o2.com                           claire.parker@o2.com
t: +44 (0)771 575 9176                          t: +44 (0)7712 772771

mmO2 press office: +44 (0) 1753 628402


   All mmO2 Group news releases can be accessed at our web site: www.mmo2.com




                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 22 July 2003                         By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary